EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We consent to the incorporation by reference in the registration statement (File Nos. 33-8643 and 333-161367) on Form S-8 of Anadarko Petroleum Corporation of our report dated June 15, 2016, with respect to the statements of net assets available for benefits of the Anadarko Employee Savings Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental schedules of schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2015, and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Anadarko Employee Savings Plan.

/s/ KPMG LLP

Houston, Texas
June 15, 2016